The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

June 15, 2022

VIA E-mail and EDGAR

Anu Dubey, Esq.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Monachil Credit Income Fund (the “Fund” or “Registrant”) Pre-Effective Amendment No. 2 to Form N-2 filed on February 9, 2022 File Nos. 333-257241 and 811-23709

Dear Ms. Dubey:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) by telephone on April 5, 2022 (the “Comments”), relating to the Fund’s Pre-Effective Amendment No. 2 (the “Pre-Eff. No. 2)”) to its Registration Statement on Form N-2 filed on February 9, 2022. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response. All capitalized terms used but not defined herein have the meanings ascribed to them in Pre-Eff. No. 2. The responses and information described below are based upon information provided to us by the Fund. A revised pre-effective amendment (“Pre-Eff. No. 3”) to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

I.	Legal Examiner’s Comments

General

Comment #1

When a comment applies to disclosure that appears elsewhere in the Registration Statement, please make corresponding changes in each place such disclosure appears.

Response #1

The Registrant will make corresponding changes where appropriate.

Monachil Credit Income Fund

June 15, 2022

Prospectus

COVER PAGE

Comment #2

In the second sentence of the third paragraph under “The Fund,” please replace “may not” with “is not expected to”.

Response #2

The Registrant has made the requested change. The sentence now reads as follows:

Prior to the Fund reaching $60 million in assets, however, the Fund ~~may not~~ is not expected to satisfy the diversification requirements necessary to qualify as a RIC under the Code

Comment #3

With respect to the reference to royalties in the section “Principal Investment Strategies,” please confirm to us in your letter that the Fund’s investments in royalties consist entirely of securitized interests or asset-backed securities backed by royalties.

Response #3

The Registrant notes that the Fund may invest in both royalties directly as well as securitized interests in royalties and asset-backed securities backed by royalties. Direct investments in royalties are generally expected to range from 0 - 10% of the Fund’s assets.

Comment #4

In the second to last sentence in the section “Principal Investment Strategies,” please consider replacing “net assets” with “total assets” with respect to the Fund’s concentration policy. See Instruction to Item 8.2.b.2 of N-2. This is a global comment.

Response #4

The Registrant has replaced “net assets” with “total assets” as suggested.

Comment #5

With respect to the first sentence of the second paragraph in the section “Principal Investment Strategies,” please define SPVs to only be wholly-owned entities of the Fund.

Monachil Credit Income Fund

June 15, 2022

Response #5

The Registrant has made the requested change, however, in order to avoid confusion, we have replaced the term “special purpose vehicles” with “subsidiaries” although we have kept the defined term “SPV to distinguish such future vehicles from the already existing Cayman subsidiary of the Predecessor Fund which is defined as the “Subsidiary.”

Comment #6

With respect to the fourth sentence of the section “Predecessor Fund,” please clarify that the Subsidiary is a wholly-owned subsidiary of the Predecessor Fund.

Response #6

The Registrant has added clarifying language. The sentence now reads as follows:

As a result of the reorganization with the Predecessor Fund, the Fund’s sole assets at the Commencement of Operations are (i) Euro denominated notes settled through Euroclear issued by a single Luxembourg domiciled special purpose vehicle holding a pool of Spanish consumer loans, (ii) East European invoice financing receivables, and (iii) interests in the Subsidiary, which, immediately prior to the reorganization, was a wholly-owned subsidiary of the Predecessor Fund ~~which~~ and ~~in turn~~ only held currency hedges and cash.

Comment #7

With respect to the fifth sentence of the section “Predecessor Fund,” please insert a comma between the two nines in “$9972,134”.

Response #7

The Registrant has made the requested change.

Comment #8

We note that the response to Comment #10 in your response letter dated February 9, 2022, states that the Subsidiary will constitute less 25% of the Fund’s assets. We note, however, that Response #11 in the same letter says less than 15%. Please confirm correct percentage.

Response #8

The Registrant confirms that 25% is the correct percentage.

Monachil Credit Income Fund

June 15, 2022

FUND FEES AND EXPENSES

Comment #9

In footnote 4 to the fee table or where otherwise deemed appropriate such is the Fund’s risk section, disclose that the incentive fee on pre-incentive fee net investment income paid to the Adviser may be calculated based on an amount greater than the amount of net investment income actually received by the fund as pre-incentive net investment income excludes any distribution and/or shareholder servicing fees applicable to each class.

Response #9

The Registrant has added the requested disclosure to footnote 4 to the fee table as requested.

USE OF PROCEEDS

Comment #10

In the second sentence, if the bracketed language is left in, because use of proceeds may take more than 3 months, please disclose the reasons for the longer time period. See Guide 1 to Form N-2.

Response #10

The Registrant will revise revised the second sentence as follows:

It is currently anticipated that the Fund will be able to invest all or substantially all of the net proceeds from the sale of Shares according to its ~~will be invested in appropriate~~ investment objective and strategies ~~opportunities~~ within approximately three months after receipt of the proceeds, depending on the amount and timing of proceeds available to the Fund as well as the availability of investments consistent with the Fund’s investment objectives and strategies, and except to the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or for temporary defensive purposes~~[; however, changes in market conditions could result in the Fund’s anticipated investment period extending as long as six months.]~~

PRINCIPAL INVESTMENT STRATEGIES AND INVESTMENT POLICIES - The Subsidiary and SPVs

Comment #11

Either in second paragraph or above, please disclose that the Fund does not primarily control any entity which engages in investment activities in securities or other assets other than entities wholly owned by the Fund.

Monachil Credit Income Fund

June 15, 2022

Response #11

The Registrant has made the requested change. Please see the revised paragraph below:

The Subsidiary and SPVs

As noted above, the Fund may seek to provide exposure to certain securities that are not freely tradable in the U.S., such as Regulation S securities, as well as certain other securities that can only be purchased or held by a non-U.S. person or where it may be advantageous for the security or asset to be purchased or held by a non-U.S. person (“other restricted non-U.S. securities”) by investing through the Subsidiary. The Fund may also use SPVs wholly-owned by the Fund to hold certain investments of the Fund, including similar investments as held by the Subsidiary. The Fund will not invest more than 25% of its assets in the Subsidiary or any single SPV or more than 50% of its assets in the Subsidiary and all SPVs in total under normal circumstances. The Fund does not primarily control any entity which engages in investment activities in securities or other assets other than entities wholly owned by the Fund.

PRINCIPAL RISK FACTORS — Investment-Related Risks - Strategy and Investment Specific Risks

Comment #12

In the third sentence in “Marketplace Lending,” please delete the word “solely”.

Response #12

The Registrant has made the requested change.

APPENDIX A – SUPPLEMENTAL PERFORMANCE INFORMATION OF PREDECESSOR FUND

Comment #13

We object to inclusion of this performance information. Given that for the periods of performance shown below, the Predecessor will only have held a note backed by Spanish consumer loans acquired between May and Aug. 2021 and currency hedges and cash, we do not view the Predecessor’s strategy as substantially similar to the Fund’s and, therefore, think that such disclosure would be misleading.

Monachil Credit Income Fund

June 15, 2022

Response #13

The Registrant respectfully disagrees with the Staff’s view that the Predecessor Fund’s strategy is not substantially similar to that of the Fund and, that inclusion of the Predecessor Fund’s performance as adviser related-performance would be misleading. The Registrant notes that the Predecessor Fund’s stated investment objective, strategies, and policies are substantially similar, if not identical, to those of the Fund, and that the Predecessor Fund is being managed in a manner substantially similar to the way the Fund would be managed at similar asset levels. This is the reason the Fund’s disclosure states that it may not qualify as a RIC until assets reach $60 million. Because of the size of the investments the Adviser intends to make consistent with the Fund’s strategy, the Fund’s investments are expected to be concentrated and limited in number increasing only as capital becomes available.

In fact, just as the number of investments in the Fund’s portfolio is expected to increase as capital is raised, the Predecessor Fund has been doing the same as additional capital has become available. While the Predecessor Fund only held the Euro denominated notes backed by Spanish consumer loans, currency hedges and cash for the first ten months of its operations, since March 2022 following an additional investment in the Predecessor Fund, it now also holds approximately 293 individual East European invoice financing receivables. Accordingly, as of May 31, 2022, the Predecessor Fund’s assets were approximately $14.2 million with approximately 60% in the Euro denominated notes, 20% in the receivables and 20% in cash.

Additionally, the Registrant respectfully submits that the inclusion of supplemental performance information of the Predecessor Fund in the Fund’s Prospectus is not inconsistent with the relief granted under Growth Stock Outlook Trust, Inc., (pub. avail. April 15, 1986) (“Growth Stock”). The Registrant notes that while Growth Stock involved related advisory accounts and not specifically a private fund or account reorganizing into the registered fund, it did not require any statement that included related performance is not that of the fund. Specifically, Growth Stock required a statement that the included performance:

“relates to the adviser’s management of private accounts and that this information should not be interpreted as indicative of future performance of the Fund (emphasis added).”

This statement is substantively no different than the statement required by Form N-1A when showing performance of a fund in the risk/return bar chart and table: that the fund’s past performance (before and after taxes) is not necessarily an indication of how the fund will perform in the future.

Additionally, the Registrant submits that the related performance that the Fund wishes to include is in fact the performance of all similarly managed private accounts of the Adviser. While the Predecessor Fund will be reorganized into the Fund upon the Fund’s commencement of operations, it does not change the fact that the Predecessor Fund is now and will have been during the relevant period a private account managed by the Adviser and that the included related performance will be the performance of all of the Adviser’s similarly managed private accounts during the period shown.

Monachil Credit Income Fund

June 15, 2022

Finally, the Registrant notes numerous other closed-end funds and business development companies registered on Form N-2 show or have shown related-performance in their prospectuses,1 and that one of those funds, the Pine Grove Alternative Institutional Fund, included as related performance in its initial prospectus the performance of a predecessor private fund that reorganized with the Pine Grove Alternative Institutional Fund.2

GENERAL

Comment #14

Will the securities to be transferred in connection with the reorganization of the Predecessor Fund with Fund be valued in accordance with Rule 2a-5 under the Investment Company Act.

Response #14

While the Reorganization will likely occur prior to the compliance date for Rule 2a-5, the Registrant confirms assets of the Fund will be valued in accordance with Rule 2a-5 including the notes issued by the SPV holding Spanish consumer loans and the receivables.

PREDECESSOR FUND

Comment #15

Tell us what the Predecessor Fund’s performance is showing. For example, is it of the Cayman organized 3(c)(1) subsidiary; a Luxembourg SPV or the Spanish consumer loans themselves? If it is of the Luxembourg SPV, does the SPV have to rely on exemption to not register as an investment company and, if so, which one?

Response #15

The Predecessor Fund’s performance shows the performance of the Predecessor Fund which holds notes issued by a Luxembourg SPV holding a variety of Spanish consumer loans, interests in a Cayman subsidiary holding currency hedges and cash and cash equivalents, and, since March 2022, certain invoice financing receivables. As of May 31, 2022, the Predecessor Fund’s assets were approximately 60% in the Luxembourg SPV notes, 20% in individual receivables and 20% cash.

1 These Funds include Converse Stepstone Private Markets, Everton Alternative Opportunities Fund, Winton Diversified Opportunities Fund, Skybridge GII Fund, LLC, AB Multi-Manager Alternative Fund, Bluearc Multi-strategy Fund, Credit Suisse Park View BDC, Inc., iCapital KKR Private Markets Fund, Blackstone Alternative Alpha Strategic Income Fund, Pine Grove Alternative Fund, Aetna Multi-Strategy 1099 Fund, Central Park Group Multi-Event Fund and Ironwood Multi-Strategy Fund.

2 See https://www.sec.gov/Archives/edgar/data/0001580078/000119312513420809/d589484d497.htm (Appendix A — Prior Performance Of Predecessor Fund And Similar Funds).

Monachil Credit Income Fund

June 15, 2022

Comment #16

Tell us whether the Predecessor Fund would have been able to comply with the limitations and restrictions imposed by the Investment Company Act and Sub-Chapter M of the Internal Revenue Code.

Response #16

The Predecessor Fund would not have been able to comply with all of the limitations and restrictions imposed by the Investment Company Act and Sub-Chapter M of the Internal Revenue Code.

Comment #17

Tell us how the fees of the Predecessor Fund are different than those of the Fund.

Response #17

While the investment management fees for the Predecessor Fund and the Fund are identical, certain other fees to be charged the Fund, such as transfer agent fees or trustee fees, are different or in addition to the fees charged the Predecessor Fund.

II.	Accountant’s Comments

FUND SUMMARY – The Fund and the Shares

Comment #1

Predecessor Financial Statements - The October 15, 2021 Correspondence (Response #84) indicates that the Fund will not include audited financial statements in the registration statement. Please provide an analysis for such a basis for non-inclusion of predecessor and registrant financial statements. Cite applicable guidance within S-X 6-11, Section 14 of the Investment Company Act of 1940 and staff guidance including Dear CFO 1994-03 in the response. If the Registrant intends to include an audited period for the predecessor entity, please indicate the period covered (audited and interim, as applicable) in the response.

Monachil Credit Income Fund

June 15, 2022

Response #1

The Registrant notes that it will include audited seed financial statements for the Fund in its Registration Statement. With respect to the Predecessor Fund, we note that it only commenced investment operations in May 2021, just now having completed a full year of operations. Additionally, the fiscal year end for the Predecessor is Apr. 30. The Registrant will include audited financial statements for the initial fiscal period ended Apr. 30, 2022, in the Fund’s Registration Statement, as well as appropriate unaudited stub period financials.

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If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum